TITAN INTERNATIONAL, INC.

June 24, 2013

Rufus Decker
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:          Titan International, Inc.
Form 10-K for the Year ended December 31, 2012
Filed February 27, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 5, 2013
Response Letter Dated May 29, 2013
File No. 1-12936

Dear Mr. Decker,

We are responding to your comment letter dated June 12, 2013, which relates to Titan’s May 29, 2013 response to your previous comment letter.  Please see the attached Exhibit A for the Company’s responses to your letter.

Please do not hesitate to contact Paul Reitz at 217-221-4455 or Mike Troyanovich at 217-221-4389 if you have any questions concerning the Company’s response.

Sincerely,

/s/ Paul G. Reitz	/s/ Michael G. Troyanovich
Paul G. Reitz	Michael G. Troyanovich
Chief Financial Officer	Secretary
and Assistant General Counsel

EXHIBIT A – COMMENTS & RESPONSES

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Cash Bonus, page 20

1.
We note your response to comment four of our letter dated May 15, 2013. Please note the disclosure requirements of Items 402(b)(1)(v) and (vii) of Regulation S-K. To the extent that specific items of corporate performance are taken into account in making compensation decisions, and specific forms of compensation are structured and implemented to reflect a named executive officer’s individual performance and/or individual contribution to these items of the company’s performance, your CD&A discussion should incorporate such disclosure to help an investor’s understanding of which elements of corporate performance were evaluated, and what contributions related to a named executive officer’s individual performance were taken into account, in arriving at specific compensation decisions. While in your response you appear to make the argument that the committee’s decision in setting the bonus amounts is entirely discretionary, your proxy disclosures, however, refer to various factors considered by the committee in determining the bonus amounts, including, for example, (i) “CEO’s total compensation package;” (ii) “the financial results in 2012;” and (iii) “the roles these executives played in 2012 financial results and the Planet Group and Titan Europe acquisitions.” Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. In future filings, please revise your disclosure to comply with our prior comment four in full, or otherwise, disclose that the compensation committee’s process in determining executive compensation is entirely subjective.

Response to comment 1:

In future filings Titan International, Inc. (“Titan” or the “Company”) will revise disclosure to comply with the SEC’s prior comment four, or otherwise, disclose that the compensation committee’s process in determining executive compensation is subjective.

Stock Awards, page 21

2.	We note your response to comment five of our letter dated May 15, 2013. To the extent applicable, in future filings please revise your disclosure to comply with our comment above.

Response to comment 2:

To the extent applicable, in future filings, the Company will revise disclosure to comply with the SEC’s comment one above.

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